UNITED STATES
                SECURITIES AND EXCHANGE COMMISSION
                       Washington, DC 20549


             Under the Securities Exchange Act of 1934
                         (Amendment No. 0)


                       THE PITTSTON COMPANY
                         (Name of Issuer)


                              Common
                  (Title of Class of Securities)


                             725701205
                          (CUSIP Number)








































1)   Name of Reporting Person           National Rural Electric Cooperative
                                        Association

     S.S. or I.R.S. Identification      53-0116145
     No. of Above Person

2)   Check the Appropriate Box          N/A
     if a Member of a Group

3)   SEC Use Only

4)   Citizenship or Place of            Arlington, VA
     Organization

     Number of                          5)   Sole Voting Power        675,880
     Shares
     Beneficially Owned                 6)   Shared Voting Power      0
     by Each Reporting
     Person With                        7)   Sole Dispositive Power   675,880

                                        8)   Shared Dispositive Power 0

9)   Aggregate Amount Bene-             675,880
     ficially Owned by Each
     Reporting Person

10)  Check Box if the Aggregate         N/A
     Amount in Row (9) Excludes
     Certain Shares

11)  Percent of Class Represented       8.0%
     by Amount in Row 9

12)  Type of Person Reporting           EP

























Item 1 (a)     Name of Issuer

            THE PITTSTON COMPANY

       (b)     Address of Issuer's Principal Executive Offices

            The Pittston Company
            100 First Stamford Place
            P.O. Box 120070
            Stamford, CT 06912-0070

Item 2 (a)     Name of Person Filing

            National Rural Electric Cooperative Association

       (b)     Address of Principal Business Office

            4301 Wilson Blvd.
            Arlington, VA 22203

       (c)     Citizenship

            Commonwealth of Virginia - National Rural Electric
            Cooperative                       Association

      (d)      Title of Class of Securities

            Common

      (e) CUSIP Number

            725701205

Item 3    The person filing this statement pursuant to Rule 13d-
          1(b) or 13d-2(b) is:

           (f) Employee Benefit Plan, Pension Fund which is subject to the provisions of the Employee Retirement Income Security Act of 1974 or Endowment Fund; see 240.13d-1(b)(1)(ii)(F)



















Item 4    Ownership

          (a)   Amount Beneficially Owned                        675,880

          (b)   Percent of Class                                 8.0%

          (c)   Number of Shares as to which
                Such Person Has:

                 (i)   sole power to vote or to direct the vote       675,880
                (ii)   shared power to vote or to direct the vote     0
               (iii)   sole power to dispose or to direct the
                       disposition of                                 675,880
                (iv)   shared power to dispose or to direct the
                       disposition of                                 0

Item 5         Ownership of Five Percent or Less of a Class

               Not Applicable

Item 6         Ownership of More than Five Percent on Behalf of
               Another Person

               Not Applicable

Item 7 Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on By the Parent Holding Company

               Not Applicable

Item 8         Identification and Classification of Members of the
               Group

               Not Applicable

Item 9         Notice of Dissolution of Group

               Not Applicable












Item 10        Certification
By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were acquired in the ordinary course of business and were not acquired for the purpose of and do not have the effect of changing or influencing the control of the issuer of such securities and were not acquired in connection with or as a participant in any transaction having such purposes or effect.

                         SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


                          February 12, 1998
                                Date

                          Peter R. Morris
                                Signature

                          Peter R. Morris,   Executive Director/Investments
                                Name and Title